In Charge One, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
In Charge One, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 19, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	39,380
Future Equity Obligations Receivable	12,500
Total Current Assets	51,880
TOTAL ASSETS	51,880
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Liabilities	1,650
Total Current Liabilities	1,650
Non-Current Liabilities	
Future Equity Obligations	400,000
Total Non-Current Liabilities	400,000
TOTAL LIABILITIES	401,650
EQUITY	
Common Stock	5
Additional Paid-in Capital	95
Accumulated Deficit	(349,870)
Total Equity	(349,770)
TOTAL LIABILITIES AND EQUITY	51,880

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 3/14/2023 (Inception)	-	-	-	-	-
Issuance of Common Stock	510,000	5	95	-	100
SAFE/KISS Issuance Costs	-	-	-	(38,789)	(38,789)
Net Income (Loss)	-	-	-	(311,081)	(311,081)
Ending Balance 12/31/2023	510,000	5	95	(349,870)	(349,770)

Statement of Operations

	Year Ended December 31, 2023
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	9,273
General and Administrative - Related Party	21,068
General and Administrative	65,822
Research and Development - Related Party	75,092
Research and Development	140,781
Total Operating Expenses	312,036
Operating Income (loss)	(312,036)
Other Income	
Interest Income	1,155
Total Other Income	1,155
Other Expense	
Miscellaneous Other	200
Total Other Expense	200
Earnings Before Income Taxes	(311,081)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(311,081)

Statement of Cash Flows

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(311,081)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other	1,650
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,650
Net Cash provided by (used in) Operating Activities	(309,431)
FINANCING ACTIVITIES	
Proceeds from Common Stock	5
Proceeds from Additional Paid-in Capital	95
Future Equity Obligations, net of Issuance Costs	348,711
Net Cash provided by (used in) Financing Activities	348,811
Cash at the beginning of period	-
Net Cash increase (decrease) for period	39,380
Cash at end of period	39,380

In Charge One, Inc
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

In Charge One, Inc ("the Company") was formed in Delaware on March 14th, 2023. The company plans to generate revenue through the production and distribution of various charging devices, leveraging advanced technology and integrating them with innovative charging solutions. These efforts aim to support the growth of electric mobility infrastructure and cater to the increasing demand for efficient and reliable charging options for electric bikes and other small electric vehicles. The Company's headquarters is in Los Angeles, California. The Company's customers will be located in the United States. The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company earns revenue by selling "Socket to Pocket" charging devices for $149 each and through a revenue-sharing model where end users pay $2 per hour for charging, with 20% of the fee going to the Company.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Concentration of Suppliers

The Company currently buys all of its key components, including integrated circuits for its charging devices, from a single supplier. Although there are a limited number of manufacturers that produce similar integrated circuits, management believes that other suppliers could provide these components on comparable terms. However, a change in suppliers could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results. This concentration exists at the date of the financial statements, making the entity vulnerable to supply chain disruptions and potential operational impacts in the near term.

<u>Rent and Lease</u>

The Company leases its office space under a one-year operating lease requiring monthly payments of $1,450 in base rent and an additional $100 for common area operating expenses, totaling $1,550 per month. The current lease term commenced on February 1st, 2024, and expires on January 31st, 2025. The lease is cancelable upon three months' prior written notice.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company contracted with an affiliate entity to perform various services. The amounts are reflected in the Research and Development – Related Party and General and Administrative – Related Party line items.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - As of December 31, 2023, the Company has entered into a SAFE agreement (Simple Agreement for Future Equity) with an investor. This agreement involves a $200,000 investment with a post-money valuation cap of $1,000,000. The SAFE agreement has no maturity date and bears no interest. It provides the investor with the right to future equity in the Company during a qualified financing or change of control event.

Keep It Simple Security (KISS) Agreements - As of December 31, 2023, the Company has entered into two KISS agreements (Keep It Simple Security) with 500 Startups V, L.P. The first KISS agreement involves a $150,000 investment with a valuation cap of $3,000,000. The second KISS agreement involves a $50,000 investment with a valuation cap of $3,000,000 from a Company that provided a business acceleration program. The program required a payment of $37,500, which was not made in cash but rather deducted from the investment. The remaining $12,500 was paid in cash in 2024. Both agreements offer the right to future equity in the Company under specific conditions and have no maturity date or interest.

NOTE 6 – EQUITY

The Company has authorized 510,000 shares of common stock with a par value of $0.00001 per share, all issued, outstanding, and held by the Company's CEO.

Voting: The sole shareholder is entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 19, 2024, the date these financial statements were available to be issued.

On March 29th, 2024, the Company entered into a SAFE agreement with a third party. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. The valuation cap of the agreement entered was $3M. The same third party also agreed to invest an additional $10,000 during the Company's crowdfunding campaign and become a lead investor in the campaign.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.